SEC
Mail Processing
Section

FEB 25 2008

Washington, DC
101

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08026923

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51823

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VORPAHL WING SECURITIES, ~~INC.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 W Riverside, Suite #205
(No. and Street)

Spokane, (City) WA (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES HARLESS (509) 747-2158
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHOEDEL & SCHOEDEL, CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

422 W Riverside, Suite 1420 (Address) Spokane, (City) WA (State) 99201 (Zip Code)

PROCESSED
MAR 13 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tim Vorpahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vorpahl Wing Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VORPAHL WING SECURITIES, INC.
(A Washington Corporation)
Spokane, Washington

FINANCIAL STATEMENTS WITH AUDITOR'S REPORT
December 31, 2007

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 · 747·2158 FAX 509 · 458·2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT

Tim Vorpahl, President
Vorpahl Wing Securities, Inc.
505 W. Riverside Ave., Suite 205
Spokane, Washington 99201

We have audited the accompanying balance sheet of Vorpahl Wing Securities, Inc. (a Washington Corporation) as of December 31, 2007, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vorpahl Wing Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supporting data contained in Schedules I through IV is presented for the purpose of additional analysis and is not a required part of the basic financial statements of the organization. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schoedel & Schoedel

February 2, 2008

VORPAHL WING SECURITIES, INC.
Spokane, Washington

BALANCE SHEET
as of December 31, 2007

ASSETS

CURRENT ASSETS:		
Cash in bank	$	85
Accounts receivable		6,335
Wedbush-Morgan deposit account		25,502
Total current assets		31,922
LEASE DEPOSIT		1,800
PROPERTY AND EQUIPMENT:		
Net of accumulated depreciation		98
	$	33,820

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	8,087
Accrued payroll taxes		5,347
Business and occupation tax		1,030
Total current liabilities		14,464
STOCKHOLDER'S EQUITY:		
Authorized capital consisting of 10,000 shares of $1 par value, 1,000 shares issued and outstanding		1,000
Retained earnings		18,356
Total stockholder's equity		19,356
	$	33,820

See Independent Auditor's Report and the accompanying notes.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENT OF INCOME
For the year ended December 31, 2007

REVENUES:	
Commissions	$ 240,900
Interest participation	4,314
Other income	5,750
Total revenues	250,964
EXPENSES:	
Advertising	603
Bank and investment charges	317
Broker commissions	5,462
Charitable donations	2,184
Depreciation	3,746
Dues and subscriptions	1,354
Gross wages	53,111
Health and fitness	223
Insurance	5,921
Legal and accounting	5,571
Marketing	17,917
Meals and entertainment	11,729
Miscellaneous expenses	4,945
Office expense	12,253
Officer compensation	39,900
Other expenses	10,474
Payroll taxes	5,204
Professional development	500
Postage	2,921
Repairs and maintenance	1,215
Rent	22,129
Taxes and licenses	4,097
Telephone	3,125
Travel	391
Truck and auto expense	5,745
Total expenses	221,037
INCOME FROM OPERATIONS	29,927
OTHER INCOME:	
NASD Equity payout	35,000
NET INCOME	$ 64,927

See Independent Auditor's Report and the accompanying notes.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2007

	Capital Stock			
	Common		Retained Earnings	Total Stockholder's Equity
	Shares	Amount		
Balances at January 1, 2007	1,000	$ 1,000	$ 22,962	$ 23,962
Net income	-	-	64,927	64,927
Distributions	-	-	(69,533)	(69,533)
Dividends	-	-	-	-
Balance at December 31, 2007	1,000	$ 1,000	$ 18,356	$ 19,356

See Independent Auditor's Report and the accompanying notes.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENT OF CASH FLOWS
For the year ended December 31, 2007

CASH FLOWS FROM OPERATIONS:		
Net income	$	64,927
Adjustments needed to reconcile net income to net cash flows from operating activities:		
Depreciation		3,746
Net (increase) decrease in receivables		(1,232)
Net increase (decrease) in payables		395
Net increase (decrease) in accrued payroll taxes		3,548
Net increase (decrease) in business and occupation tax		168
Net (increase) decrease in deposit accounts		465
Net cash flows from (used by) operating activities		72,017
CASH FLOWS USED BY INVESTING ACTIVITIES:		
Purchases of fixed assets		(3,681)
Net cash flows used by investing activities		(3,681)
CASH FLOWS USED BY FINANCING ACTIVITIES:		
Distributions to shareholder		(69,533)
Net cash flows used for financing activities		(69,533)
NET (DECREASE) IN CASH		(1,197)
CASH BALANCE - Beginning of year		1,282
CASH BALANCE - End of year	$	85

See Independent Auditor's Report and the accompanying notes.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS:

Organization and Nature of Operations – Vorpahl Wing Securities, Inc. (the Company) was incorporated April 19, 1996. The Company is an Introducing Broker in securities, which is a non-clearing broker dealer (fully disclosed). The Company accepts customer orders, but elects to clear the orders through another broker for cost efficiency. The Company is licensed by the Financial Industry Regulatory Authority (FINRA), created in July 2007 through consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Accounting Method - The Company prepares its financial statements on the accrual basis with a fiscal year-end of December 31.

Federal Income Taxes - Effective January 1, 2001, the Company, with the consent of its shareholder, elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporate income taxes, the shareholders of an S corporation are taxed personally on their proportionate share of the company's taxable income. No provisions for income taxes have been recorded in these financial statements for the tax effects of transactions reported in these financial statements.

Property and Equipment - Property and equipment is stated at cost, and is depreciated by straight-line and accelerated methods over the estimated useful lives of the various assets.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Accounting Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Advertising - Advertising costs are expensed as incurred.

Compensated Absences - Employees of the Company are entitled to paid vacation and paid sick days, based on various factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid.

NOTE 3 - PROPERTY AND EQUIPMENT:

Property and equipment, the related accumulated depreciation and the depreciation lives and methods at December 31, 2007 is summarized as follows:

Description	Life	
Office equipment/furniture	5-7 years	$ 25,706
Less: accumulated depreciation		25,608
Balance		$ 98

NOTE 4 - LEASES:

The Company is obligated under a lease agreement with Fernwell Associates, Inc. for office space in Spokane, Washington. The lease is for a term of 66 months which began April 1, 2006 and is scheduled to expire September 30, 2011. Rental expense for the year ended December 31, 2007 was $22,219. Future minimum rental payments for the remaining term are as follows:

2008	$ 22,749
2009	23,431
2010	24,134
2011	18,598
	$ 88,912

There is sublease arrangement with Innovative Capital Partners as of April 2007, with monthly rental income of $200, for a total of $1,600 rental income in 2007.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the exchange which also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $18,756, which was $13,756 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1 to 1.297, resulting in a percentage of aggregate indebtedness to net capital of 77.12%.

NOTE 6 - RETIREMENT PLAN:

In 2000, the Company started a SIMPLE-IRA 401 (K) pension plan for all qualified employees. Contributions are made at the discretion of management. There were no contributions for 2007.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2007

Net Capital		
Total stockholder's equity		$ 19,356
Deductions and/or charges:		
Non allowable assets:		
Excess clearing deposit	$ 502	
Furniture, equipment, net	98	
Total assets		600
Net Capital		$ 18,756
Aggregate indebtedness		
Items included in balance sheet:		
Accounts payable	8,087	
Accrued payroll taxes	5,347	
Accrued business and occupation tax	1,030	
Total aggregate indebtedness		$ 14,464
Computation of basic net capital requirement		
Minimum net capital required:		$ 5,000
Excess net capital		$ 13,756
Excess net capital at 1,500 percent		$ 17,792
Excess net capital at 1,000 percent		$ 17,310
Ratio: Aggregate indebtedness to net capital		1 to 1.297
Percentage: Aggregate indebtedness to net capital		77.12%

Schedule II
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2007

Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2007)

Net capital, as reported in Part II (unaudited) Focus Report	$ 21,130
Audit adjustments	(2,374)
Net capital per above	$ 18,756

See Independent Auditor's Report.

Schedule III

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule IV

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule V

Reconciliation of the Computation of Net Capital under Sec. 240.15c3-1
and the Computation for Determination of the Reserve Requirements
Under Exhibit A of Sec. 240.15c3-3
As of December 31, 2007

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B), as noted in Schedule III above: All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

VORPAHL WING SECURITIES

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

Mr. Timothy Vorpahl
Vorpahl Wing Securities

In planning and performing our audit of the financial statements of Vorpahl Wing Securities, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 17c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE (Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Schoedel & Schoedel

SCHOEDEL & SCHOEDEL
Certified Public Accountants

February 2, 2008

END